Exhibit 21

Subsidiaries of the Registrant

The following is a list of all of the subsidiaries of CoBiz Inc. and the names, other than their proper corporate names, under which they do business:

     1. CoBiz Bank, N.A., a national banking association, doing business as Colorado Business Bank and Arizona Business Bank.

     2. Colorado Business Leasing, Inc., a Colorado corporation.

     3. Financial Designs, Ltd., a Colorado corporation.

     4. CoBiz Insurance, Inc., a Colorado corporation.

     5. CoBiz GMB, Inc., a Colorado corporation which is wholly owned by CoBiz Inc. and which is the sole general partner of Green Manning & Bunch, Ltd., a Colorado limited partnership.

     6. Newco Subsidiary LLC, a Colorado limited liability company which is the sole limited partner of Green Manning & Bunch, Ltd.

     7. CoBiz ACMG, Inc., a Colorado corporation which is owned 100% by CoBiz Inc. and which is the sole owner of Alexander Capital Management Group, LLC, a Colorado limited liability company.